FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company With Authorized Capital

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“GPA”), in accordance with the instruction by the Brazilian Securities and Exchange Commission ("CVM") Resolution No. 44 of August 23rd, 2021 (“CVM Normative Instruction 44”), as well as in accordance with the guidelines set out in the CVM Guidance Opinion No. 38, of September 25th, 2018, hereby announces to its shareholders and the market in general that, on this date, GPA’s Board of Directors approved the “Indemnity Policy of Companhia Brasileira de Distribuição”, which aims to discipline, under the terms of article 39 of GPA’s Bylaws, the procedures for granting indemnity commitments to board members, directors, members of statutory committees, members of fiscal council and employees that exercise any function in the management of GPA or its subsidiaries, in a supplementary character to eventual coverage by civil liability insurance granted by GPA and/or any of its subsidiaries.

Indemnity Policy of GPA will be available on the Company’s Investor Relations website (www.gpari.com.br), of the CVM (www.cvm.gov.br) and of the B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), within the legal term.

São Paulo, May 31st, 2022.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer of GPA

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 31, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.